                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)





                            SUPERIOR FINANCIAL CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   868161 10 0
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                                 (CUSIP Number)

                                 STEVEN N. STEIN
                             FINANCIAL STOCKS, INC.
                           441 VINE STREET, SUITE 507
                              CINCINNATI, OH 45202
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 6, 2003
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             (Date of Event which Requires Filing of this Statement)





         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





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CUSIP No. 868161 10 0
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
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).   STEVEN N. STEIN
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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)   [ ]
                  (b)   [X]
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         3.       SEC Use Only
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         4.       Source of Funds (See Instructions): AF
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ].
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         6.       Citizenship or Place of Organization:  UNITED STATES CITIZEN
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                  7.       Sole Voting Power:        342,361
                  --------------------------------------------------------------------------------------------
 NUMBER OF        8.       Shared Voting Power:       58,619
  SHARES          --------------------------------------------------------------------------------------------
BENEFICIALLY      9.       Sole Dispositive Power:   342,361
 OWNED BY         --------------------------------------------------------------------------------------------
EACH PERSON       10.      Shared Dispositive Power:   58,619
   WITH           --------------------------------------------------------------------------------------------

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  400,980
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). [ ]
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         13.      Percent of Class Represented by Amount in Row (11): 4.8%
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         14.      Type of Reporting Person (See Instructions): IN


* The percentages are based upon 8,281,109 shares of Superior Financial
Corp. shares of common stock outstanding as of April 25, 2003 as reported by Superior Financial Corp. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.


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CUSIP No. 868161 10 0
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Steven N. Stein (the "Reporting Person") hereby amends his Statement on Schedule
13D filed with respect to the common shares of Superior Financial Corp. This Amendment No. 5 should be read in conjunction with the Statement on Schedule 13D of the Reporting Person filed on August 23, 1999, as amended by Amendment No. 1 to the Schedule 13D of the Reporting Person filed on September 7, 1999, by Amendment No. 2 to the Schedule 13D of the Reporting Person filed on May 5,
2002, by Amendment No. 3 to the Schedule 13D of the Reporting Person filed on November 18, 2002, and by Amendment No. 4 to the Schedule 13D of the Reporting Person filed on May 29, 2003 (as so amended, the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D only with respect to the items listed below.

Any disclosures made herein with respect to persons other than the Reporting Person are made on information and belief after making appropriate inquiry.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 400,980 shares of common stock, par value $.01 per share, of Superior Financial Corp. (the "Common Stock"). The 400,980 shares of Common Stock beneficially owned by the Reporting Person constitutes 4.8% of the issued and outstanding Common Stock. This calculation is based upon 8,281,109 shares of Common Stock issued and outstanding, as reported by Superior Financial Corp. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 5, 2003.

         (b) The Reporting Person has the sole power to vote and to dispose of the 342,361 shares owned or controlled by him. As a director and executive officer of Financial Stocks, Inc., the Reporting Person has shared power to vote and dispose of the 58,619 shares held by Financial Stocks, Inc.

         (c) The Reporting Person sold shares of Common Stock as set forth on Schedule I attached hereto through a broker in open market transactions on Nasdaq National Market.

         (d)      Not Applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the issued and outstanding Common Stock on June 6, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Financial Stocks, Inc. owns 58,619 shares of Superior Financial Corp. common stock. Steven N. Stein owns or controls 342,361 shares of common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns or controls 142,162 shares of its common stock. Steven N. Stein and John M. Stein are brothers. Alexander D. Warm owns or controls 385,320 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns or controls 30,000 shares of common stock of Superior Financial Corp.

         Steven N. Stein disclaims any beneficial ownership of the stock owned or controlled by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John M. Stein disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, Alexander D. Warm and Stanley L. Vigran. Alexander D. Warm disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Alexander D. Warm.

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CUSIP No. 868161 10 0
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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 9, 2003


                                             /s/   Steven N. Stein
                                             ----------------------------
                                             Steven N. Stein






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CUSIP No. 868161 10 0
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                                   SCHEDULE I

                Date      Number of Securities Sold   Price Per Share
                ----      -------------------------   ---------------
              05/30/03              17,575                $23.48
              06/02/03              7,900                  23.50
              06/03/03              12,200                 23.50
              06/04/03              2,150                  23.49
              06/05/03              15,500                 23.47
              06/06/03              28,855                 23.47




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